

Mail Stop 3561

April 20, 2018

Mr. Patrick Johnson
CEO/CFO, and Director
Cherubim Interests, Inc.
1304 Norwood Dr.
Bedford, TX 76022

Re: Cherubim Interests, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2016
Filed April 28, 2017
File No. 1-37612

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products